UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 13)
DELCATH SYSTEMS, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
24661P104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Mr. Robert Ladd Laddcap Value Advisors LLC 650 Fifth Avenue, Suite 600 New York, New York 10019 Telephone: (212) 259-2070
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Gary J. Simon
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D
CUSIP No. 24661P104	Page 2 of 9

1	NAME OF REPORTING PERSONS Laddcap Value Partners LP S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,382,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,382,863
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN, IV

SCHEDULE 13D
CUSIP No. 24661P104	Page 3 of 9

1	NAME OF REPORTING PERSONS Laddcap Value Associates LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,382,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,382,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 24661P104	Page 4 of 9

1	NAME OF REPORTING PERSONS Laddcap Value Advisors LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,382,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,382,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 24661P104	Page 5 of 9

1	NAME OF REPORTING PERSONS Robert Ladd S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,392,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,392,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,392,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 24661P104	Page 6 of 9

Introduction:

This Amendment No. 13 relates to the Schedule 13D/A filed by Robert Ladd, with the Securities and Exchange Commission on October 18, 2006 relating to the shares (the “Shares”) of common stock (the “Common Stock”) of Delcath Systems, Inc. (the “Issuer”).

Item 1.	Security and Issuer

(a)	Name of Issuer:

Delcath Systems, Inc.

(b)	Address of Issuer's Principal Executive Offices:

600 Fifth Avenue, 23rd Floor
New York, New York 10020

(c)	Class of Security

Common Stock, par value $0.01 per share

Item 2.	Identity and Background

(a)	Name of Person Filing:

This statement is being filed by (i) Laddcap Value Partners LP (“Laddcap”) with respect Shares beneficially owned by it; (ii) Laddcap Value Advisors LLC (“LVA”) with respect to Shares beneficially owned by Laddcap; (iii) Laddcap Value Associates LLC (“LV”) with respect to Shares beneficially owned by Laddcap and  (iv) Robert Ladd with respect to Shares beneficially owned by Laddcap, LVA, LV and himself.  LVA and LV disclaim beneficial ownership of the securities covered by this statement.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than with respect to 10,000 Shares).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Laddcap, LVA, LV and Mr. Ladd is: c/o Laddcap Value Advisors LLC, 650 Fifth Avenue, Suite 600, New York, New York 10019.

(c)	Principal Occupation, Employment or Business:

Mr. Ladd serves as the managing member of LVA, which is the investment advisor of Laddcap.  Mr. Ladd also serves as the managing member of LV which is the general partner of Laddcap.  Laddcap is principally engaged in making investments.

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers, directors, general partner or managing

SCHEDULE 13D
CUSIP No. 24661P104	Page 7 of 9

member of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

Each of LVA and LV is a Delaware limited liability company.  Laddcap is a Delaware limited partnership. Mr. Ladd is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following after the last paragraph:

On December 31, 2008, Laddcap distributed 418,976 Shares to certain of its departing limited partners as payment in satisfaction of their limited partnership interests and solely in connection with such departures. The Shares had a market value of $498,581.44 on December 31, 2008.  The distributions were not made with the intent to cause a change of control to the Issuer or to any of the transactions set forth in items (a) through (j) of this item.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The percentages used herein are calculated based upon the 25,383,354 Shares issued and outstanding as of February 19, 2009, as reported on the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2008, as filed on March 3, 2009 with the Securities and Exchange Commission.

(a)
Pursuant to Rule 13d-3 (“Rule 13d-3”) of the Exchange Act of 1934, as amended, Mr. Ladd was the beneficial owner of the 2,382,863 Shares on December 31, 2008 (representing approximately 9.4% of the then outstanding Common Stock) that were owned of record by Laddcap and 10,000 Shares owned of record by Mr. Ladd.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than 10,000 Shares).  Pursuant to Rule 13d-3, each of LVA and LV was the beneficial owner of the 2,382,863 Shares on December 31, 2008 (representing approximately 9.4% of the then outstanding Common Stock) that were owned of record by Laddcap.

(b)
Each of LVA, LV and Mr. Ladd share the power to vote and direct the disposition of all Shares held by Laddcap by virtue of their roles as investment advisor of Laddcap, general partner of Laddcap and managing member of the general partner of Laddcap, respectively.

SCHEDULE 13D
CUSIP No. 24661P104	Page 8 of 9

Laddcap has the sole power to vote and direct the disposition of all Shares held by it.

(c)
During the 60 days prior to the date hereof, the following transaction with respect to the Shares was effected by Laddcap in satisfaction of the departing limited partners’ partnership interests and solely in connection with such departures:

	Date	Buy/Sell	Number of Shares	Price per Share
Laddcap Value Partners LP	December 31, 2008	S	418,976	$1.19

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

Item 7.   Material to be Filed as Exhibits

Exhibit 11	Schedule 13D Joint Filing Agreement dated as of April 1, 2009 among each Reporting Person.

SCHEDULE 13D
CUSIP No. 24661P104	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2009

LADDCAP VALUE PARTNERS LP

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

LADDCAP VALUE ASSOCIATES LLC

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

LADDCAP VALUE ADVISORS LLC

By:	/s/ Robert Ladd
Name: Robert Ladd
Title: Authorized Person

/s/ Robert Ladd
ROBERT LADD